Sean Graber

Partner

+1.215.963.5598

sean.graber@morganlewis.com

July 10, 2023

FILED AS EDGAR CORRESPONDENCE

Timothy Worthington, Esq.

U.S. Securities and Exchange Commission

33 Arch Street, 24th Floor

Boston, MA 02110

Re:	Response Letter to Comments on Form N-2 for SEI Alternative Income Fund (File Nos. 333-271097 and 811-23861)

Dear Mr. Worthington:

On behalf of our client, SEI Alternative Income Fund (the “Fund”), this letter responds to your comments on the Fund’s initial registration statement on Form N-2 (the “Registration Statement”), which you provided via letter on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”). The Registration Statement was filed with the SEC on April 4, 2023 under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”).

Summaries of your comments and our responses thereto on behalf of the Fund are provided below. Please note that for organizational purposes, we have divided certain of your numbered comments that contain more than one comment into subdivisions (e.g.,“(a),” “(b),” “(c),” etc.). Unless otherwise defined herein, capitalized terms have the same meaning as contained in the Fund’s Class F Shares Prospectus (the “Class F Shares Prospectus”), Class Y Shares Prospectus (the “Class Y Shares Prospectus,” and, together with the Class F Shares Prospectus, the “Prospectuses”), and/or Statement of Additional Information (the “SAI”) included as part of the Registration Statement.

Morgan, Lewis & Bockius LLP

1701 Market Street Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Timothy Worthington, Esq.

July 10, 2023

General

1.	Comment. We note that portions of the registration statement are incomplete. Please ensure that the fee table, hypothetical expense examples, references to the auditor, auditor's consent, and seed financial statements are provided in an amendment as a full financial review must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

Response.         The Fund acknowledges that the Staff may have additional comments.

2.	Comment. Please advise us as to the status of any exemptive application(s) or no-action request(s) in connection with the registration statement, including with respect to the issuance of multiple classes of Shares.

Response.          On April 10, 2023 the Fund filed an application (the “Application”) under Section 6(c) of the 1940 Act for exemption from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, under Sections 6(c) and 23(c) of the 1940 Act for an exemption from rule 23c-3 under the 1940 Act, and for an order pursuant to Section 17(d) of the Act and rule 17d-1 under the 1940 Act to permit the Fund to issue multiple classes of shares and to impose early withdrawal charges and asset-based distribution and/or service fees with respect to certain classes. On May 8, 2023, the SEC issued a Notice of the Application, which stated that an order granting the Application will be issued unless the SEC orders a hearing. The SEC issued an order granting the Application on June 5, 2023.

3.	Comment. Please confirm whether the Fund intends to issue preferred or debt securities within a year from the effective date of the registration statement.

Response.          The Fund confirms that it does not intend to issue preferred or debt securities within a year from the effective date of the registration statement.

4.	Comment. Please supplementally disclose if the Fund has presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Response.          The Fund confirms that it has not presented any test the waters materials to potential investors in connection with this offering.

5.	Comment. Please review and revise the names of cross references throughout the registration statement but particularly within the cover page and synopsis. Currently, not all cross references match the titled sections they refer to; for example, please see the “Principal Risks of the Fund – Repurchase Offer Risk” or the “Repurchases and Transfers of Shares” cross references on the cover pages. Please consider adding page numbers to the cross references for ease of reference.

Response.           The Fund has reviewed and revised the cross references throughout the registration statement. The Fund respectfully declines to add page numbers to the cross references. The Fund does not believe page numbers in the cross references are necessary, and it believes that adding them would increase the administrative burden in preparing the Prospectuses

Timothy Worthington, Esq.

July 10, 2023

and any amendments thereto, thereby also increasing costs to the Fund and its shareholders.

6.	Comment. Please make conforming revisions to the prospectus for Class Y shares to reflect responses to Staff comments issued regarding the Class F share class prospectus, as applicable.

Response.           The Fund has made conforming revisions to the Class Y Shares Prospectus to reflect Staff comments issued regarding the Class F Shares Prospectus, as applicable.

Cover Page

7.	Comment. Within the bolded bullet points on the cover page, please also include the following: (a) the Fund’s Shares may not be sold, transferred or assigned without the written consent of the Fund; and (b) In the fifth bullet, please clarify that return of capital distributions will reduce capital available for investment.

Response.           The Fund has made the requested revisions.

8.	Comment. Within the second bullet bolded point, please add the sentence, “Thus, an investment in the Fund may not be suitable for all investors” after “An investment in the Fund is considered illiquid.”

Response.          The Fund has made the requested revision.

Synopsis

9.	Comment. Within the “Investment Approach” subsection on page 2, as well as in the Investment Strategies subsection on page 15, the Fund discloses that: “The Fund will primarily invest in equity and debt securities of CLOs. Under normal circumstances, the Fund’s allocation to equity securities of CLOs will not exceed 50% of its net assets, measured at the time of purchase.” Please clarify if the Fund will be targeting a particular allocation range as between equity and debt tranches of CLOs.

Response.          The Fund does not have a particular target allocation range as between equity and debt tranches of CLOs other than the disclosed restriction that under normal circumstances, the Fund’s allocation to equity securities of CLOs will not exceed 50% of its net assets, measured at the time of purchase.

10.	Comment. Within the “Investment Approach; High Degree of Risk” subsection on page 2, please disclose whether the fund will invest in CLOs that will be below investment grade or unrated as part of its principal strategy.

Response.          The Fund has revised the disclosure to clarify that the Fund may, as part of its principal investment strategy, invest in CLO equity and debt tranches that are rated below investment grade or the equivalent if unrated

11.	Comment. The disclosure within the “Risk Factors” subsection on page 3 states that there is a “potential for in-kind distributions of Fund assets to Shareholders.” We note that the registration statement only otherwise refers to such in kind distributions in the context of liquidations. Please modify this disclosure to be consistent. Alternatively, please consider whether this disclosure should be removed from the summary of risks given the limited circumstances (i.e., liquidation)

Timothy Worthington, Esq.

July 10, 2023

in which it appears to be relevant.

Response.          The Fund has deleted the referenced disclosure from the Prospectuses.

12.	Comment. Within the “Purchase of Shares” subsection on page 8, please add the phrase “or that Class Y shares will ever be offered” at the end of the final sentence, “There is no assurance that the fund will be granted the exemptive order.” Please add this additional disclosure wherever the relevant disclosure appears.

Response.          Because the Fund received an order from the SEC granting its exemptive Application on June 5, 2023, the Fund has revised the referenced disclosure (and similar disclosure in other sections throughout the Prospectuses) to reflect the order being granted prior to the effective date of the Registration Statement.

Investment Strategies

13.	Comment. The first paragraph on page 16 states that the “Collateral held by a CLO may include loans to U.S. or foreign-domiciled companies.” The Staff notes that the “Non-U.S. Investments” subsection on pages 32-33 contains a discussion of investments in both frontier and emerging markets. Please revise the Investment Strategies subsection to elaborate if “foreign-domiciled companies” may include emerging and frontier markets, as such investments contain unique qualities and risks.

Response.          The Fund confirms that it does not intend to invest in CLOs that hold collateral consisting of frontier and emerging markets securities or loans to frontier and emerging markets companies. The Fund has deleted such references from the Prospectuses.

Types of Investments and Related Risks

14.	Comment. Within the “Repurchase Program Risks” on page 19, please consider disclosing the effect that repurchases may have on the ability of the registrant to qualify as a regulated investment company under the Internal Revenue Code in the event that share repurchases have to be funded with proceeds from the liquidation of portfolio securities.

Response.          The Fund has made the requested revisions and clarifications.

15.	Comment. Within the “Asset-Backed Securities” subsection on page 27, the Fund discloses that it may invest in asset-backed securities. To the extent that the Fund may invest in ABS that is different from CLOs, please ensure that the registration statement contains appropriate disclosures in the sections of the registration statement describing the Fund’s investment strategies.

Response.         The Fund confirms that it does not intend to invest in ABS as part of its principal investment strategies and has deleted such disclosure from the Prospectuses.

16.	Comment. Within the “Credit Risk; Lower-Rated Securities Risk” on page 29, the disclosure discusses investments in PIK securities. (a) Within in that subsection, please explain what PIK securities are in plain English; (b) To the extent PIK securities constitute a principal investment of the Fund, please include corresponding strategy disclosures; (c) Please disclose that the higher yields and interest rates on PIK securities reflects the payment deferral and increased credit

Timothy Worthington, Esq.

July 10, 2023

risk associated with such instruments and that such investments may represent a significantly higher credit risk than coupon loans; (d) Please disclose that PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral; (e) PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate; and (f) PIK securities create the risk that incentive fees will be paid to the investment adviser based on non-cash accruals that ultimately may not be realized, but the investment adviser will be under no obligation to reimburse the fund for these fees.

Response.          The Fund has deleted all references to PIK securities in the Prospectuses because the Fund will not invest in PIK securities as part of its principal investment strategy. The Fund may invest in PIK securities as part of its non-principal investment strategies and accordingly has added such disclosure to the SAI. The Fund believes this disclosure adequately addresses and responds to Comment 16 (a), (c) and (d). The Adviser does not charge any incentive fees in connection with the Fund or its investments in PIK securities, and therefore, the Fund believes Comment 16 (e) and (f) are not applicable.

17.	Comment. Within the “Non-U.S. Investment” subsection within the Risk Disclosure section on pages 32-34, please disclose where applicable that non-US markets may have different accounting, auditing, and financial standards.

Response.           The Fund notes that the referenced subsection currently contains the following statement: “In addition, accounting and financial reporting standards that prevail in foreign countries generally are not equivalent to United States standards and, consequently, less information is available to investors in companies located in such countries than is available to investors in companies located in the United States.” However, the Fund has made revisions to this disclosure to help clarify that auditing standards may also be different.

18.	Comment. The “Securities of Other Investment Companies” sub-section on pages 34-35 contains disclosure regarding investments in other investment companies, including investments in leveraged ETFs and hedge funds. Please include corresponding strategy disclosures if such investments are part of the principal strategy. Please explain supplementally how much the Fund will invest in pooled investment vehicles that rely on the exclusions from the definition of investment company in Section 3(c)(1) or 3(c)(7) of the 1940 Act. Please explain whether the Fund intends to invest in Collateralized Fund Obligations. If the Fund will invest more than 15% of its net assets in such pools, please explain why the Fund will not be limited to investment by accredited investors. We may have additional comments after reviewing your response.

Response.          The Fund does not intend to invest in leveraged ETFs, hedge funds, or other pooled investment vehicles that rely on the exclusions from the definition of investment company in Section 3(c)(1) or 3(c)(7) of the 1940 Act as part of its principal investment strategy, and the Fund has therefore deleted such disclosure from the Prospectuses. The Fund does not intend to invest in Collateralized Fund Obligations.

19.	Comment. While the Staff notes the fund does generally have a $100,000 minimum investment threshold, the Staff also notes the Adviser to the Fund retains the right to waive such requirements. Please disclose the circumstances under which the fund may waive its minimum investment threshold.

Response.          The Fund has added the requested disclosure.

Management of the Fund

20.	Comment. Within the “Adviser” subsection on page 45, please include a description of the

Timothy Worthington, Esq.

July 10, 2023

Adviser's compensation, and confirm the section conforms to the requirements of Item 9 1.b.(3) of the Form N-2 instructions.

Response.         The Adviser’s compensation is discussed under the section “Management Fees.” The Fund has added a cross-reference in the “Management of the Fund—Adviser” section of the Prospectus to the “Management Fees” section in order to help direct investors to where information about the Adviser’s compensation is located. The Fund confirms that the information disclosed in the “Management Fees” section conforms to the requirements of Item 9.1.b(3) of Form N-2 and the accompanying Instructions.

21.	Comment. Within the “Fund Expenses” subsection on page 47, the prospectus lists expenses to be borne by the Fund. Such expenses include among other items, “investment related expenses (e.g., expenses that, in the Adviser’s discretion [emphasis added], are related to the investment of the Fund’s assets, whether or not such investments are consummated), including, as applicable, brokerage commissions, borrowing charges on securities sold short, clearing and settlement charges, recordkeeping, interest expense, dividends on securities sold but not yet purchased, margin fees, research-related expenses.” The disclosure implies that the Adviser has discretion to categorize an expense as either a Fund expense or an expense that should be borne by the Adviser, which appears inconsistent with Section 15(a)(1) of the 1940 Act, which requires that the Advisory Agreement “precisely describe all compensation to be paid thereunder.” Please revise or explain supplementally why such disclosure is appropriate.

Response.          The Fund has revised this disclosure to delete the clause “in the Adviser’s discretion.”

22.	Comment. Within the “Determination of Net Asset Value” section on page 51 and elsewhere, the prospectus details the valuation procedures adopted by the Board of Directors. The Staff notes that the fund may invest up to 50% in CLO equity tranches which implicitly are difficult to value. In recognition of the heightened valuation risk surrounding CLO equity tranches, please consider enhancing valuation disclosure to describe the valuation techniques and key input factors considered in the fair valuation of CLO equity tranches.

Response.          The Fund has revised its disclosure about fair valuation of CLO equity securities in the “Determination of Net Asset Value” section by providing a discussion of some of the factors and inputs that may be considered in fair valuing such securities.

Share Repurchase Program

23.	Comment. On page 54, the prospectus states that the Fund “also has the right to repurchase all of a shareholder's Shares at any time if the aggregate value of such shareholder's Shares is, at the time of such compulsory repurchase, less than the minimum account balance in the Fund.” Please explain supplementally how such arrangements are consistent with Section 23(c) under the 1940 Act. What is the Fund's minimum account balance?

Response.          The Fund has considered the Staff’s comments and revised the disclosure to clarify that involuntary redemptions would be conducted in accordance with applicable federal securities laws, including the 1940 Act and the rules and regulations thereunder. The revised disclosure also identifies the minimum account balance.

The Fund’s ability to require a redemption of a Shareholder’s Shares is limited to the

Timothy Worthington, Esq.

July 10, 2023

circumstances authorized in the Fund’s Agreement and Declaration of Trust and described in the Fund’s Prospectuses, that is, where the dollar amount of a Shareholder’s Shares falls below the disclosed minimum account balance as a result of a repurchase or transfer request by the Shareholder. The Fund’s right to require such redemption is fully disclosed to each Shareholder in the Fund’s Prospectuses and is designed solely to protect the interests of the Fund and the Shareholders. As such, it is not designed to be exercised, and would not be exercised, in a manner or on a basis that discriminates unfairly against any Shareholders. The Fund also notes that (1) the circumstances that would lead to a compulsory repurchase of Shares by the Fund apply equally to all Shareholders, (2) the Fund is aware of other funds which disclose a procedure for conducting repurchases from investors whose account balances fall below a required minimum balance, and (3) Rule 23c-2 under the 1940 Act refers to repurchases which are both unfair and discriminatory and the Fund’s practice cannot be characterized as either.

24.	Comment. Within the same section discussed above, please discuss the ability of shareholders to withdraw or modify repurchase requests.

Response.          The Fund has revised the disclosure to state that the written notification of each repurchase offer sent to Shareholders sets forth procedures by which Shareholders “may tender their shares and the right of Shareholders to withdraw or modify their tenders before the Repurchase Request Deadline.”

25.	Comment. As appropriate within the Description of Capital Structure section beginning on page 55, please concisely discuss the significant attributes of each class of Shares. See Item 10 of Form N-2.

Response.          The Fund believes the Prospectuses fully disclose the significant attributes of each Share class in appropriate locations throughout the Prospectuses. The Fund notes that Instruction 1 under the General Instructions for Parts A and B of Form N-2 states “[t]he information need not be in any particular order, with the exception that Items 1, 2, 3, and 4 must appear in order in the prospectus and may not be preceded or separated by any other information.” The Fund believes the Prospectuses disclose the information required by Item 10 of Form N-2, to the extent applicable to each Share class, and therefore respectfully declines to make additional disclosure changes in response to this Comment 25.

Anti-Takeover Provisions and Certain Other Provisions in the Declaration of Trust

26.	Comment. Within the “Anti-Takeover Provisions” subsection on page 66, the prospectus states that trustees are elected for indefinite terms and do not stand for reelection. Please explain supplementally how such arrangements are consistent with Section 16 of the 1940 Act.

Response.         The Fund has revised the referenced disclosure to clarify that the election and tenure of Fund trustees is subject to the provisions of Section 16 of the 1940 Act.

27.	Comment. Within the section entitled “Derivative and Direct Claims of Shareholders,” on page 66, please disclose that the Declaration of Trust places limitations on derivative claims by shareholders by requiring among other things that a shareholder make a pre-suit demand upon the Board to bring the action, and that the Board be given a “reasonable amount of time” to consider and investigate any pre-suit request.

Response.          The Fund has made the requested revisions.

Timothy Worthington, Esq.

July 10, 2023

Plan of Distribution

28.	Comment. On page 67, please disclose, as applicable: (a) Briefly explain the basis for any differences in the price at which securities are offered to the public, as individuals and/or as groups, and to officers, directors and employees of the Registrant, its adviser or underwriter, per Item 5.2.3 of the Form N-2 Instructions; (b) That the underwriting agreement provides for indemnification of the underwriter by the Fund arising against any liability under the Securities Act of 1933 or the 1940 Act, and briefly describe such provisions, per item 5.4 of the Form N-2 Instructions; and (c) That Shares will be sold at NAV; include a cross reference to the section in the prospectus that explains how NAV is calculated, Per Item 5.2.1 of the Form N-2 Instructions, which seeks disclosure on how the fund price is determined.

Response.         (a) The Fund does not intend to offer any variations or differences in the price at which securities are offered to the public, and accordingly, the Fund does not believe there is any such explanation to provide. (b) The Fund respectfully notes that the disclosure in this section already states that “To the extent consistent with applicable law, the Fund has agreed to indemnify the Distributor against certain liabilities under the Securities Act.” However, the Fund has made revisions to disclose additional detail about the indemnification provision. (c) The Fund respectfully notes that the first paragraph of the “Plan of Distribution” section of the Prospectus already states that “The Fund’s Shares are offered for sale through the Distributor at NAV.” The Fund has added a cross reference after this sentence to the “Determination of Net Asset Value” section of the Prospectus.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Sincerely,

/s/ Sean Graber

Sean Graber

cc:	Asen Parachkevov, Branch Chief

Andrea Ottomanelli Magovern, Assistant Director